CONFLICT MINERALS DISCLOSURE AND REPORT OF AVX CORPORATION

IN ACCORDANCE WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction

This is the Conflict Minerals Report of AVX Corporation (“AVX”) for calendar year 2013 (excluding conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

AVX is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products headquartered in the United States, with a number of global subsidiaries. AVX also distributes a variety of passive electronic components manufactured by Kyocera Corporation or other manufacturers. While the details of the manufacturing process vary by product, generally speaking AVX purchases raw materials which it then combines to form electronic components. For some products, those components are then further combined or connected to form more complex components, modules or interconnect devices. The products are then tested and packaged. Each product has its bill of materials allowing AVX to track all materials used in its manufacture. AVX currently has twenty-one manufacturing facilities around the world and the processes involved include among other steps, batching, dicing, curing, sintering, welding, sputtering, molding, sealing and plating. To the best of its knowledge, the production processes for those products which AVX distributes are similar to those AVX itself manufactures.

AVX has been at the forefront of ethical sourcing policies with a focus on the sourcing of conflict minerals from the Democratic Republic of Congo (“DRC”).  AVX has a Due Diligence Policy on Conflict Minerals that governs worldwide sourcing activity and has been developed to meet the compliance requirements of Section 1502 of the US Dodd Frank Act (“Section 1502”) and related SEC regulations 17 CFR Parts 240 and 249b (“SEC Rule”). This policy is based on a number of best practice standards, including:

1.	The Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Afflicted and High Risk Areas (“OECD DDG”), edition 2;

2.	The Conflict Free Smelter Program standard and requirements; and

3.

Appreciation and understanding of local and regional laws and requirements in Africa’s Great Lakes region, including the International Conference on the Great Lakes Region (“ICGLR’) Regional Certification Mechanism (“RCM”).

In July of 2011 the Solutions for Hope Project was announced by Motorola Solutions Inc., a leading manufacturer of mission critical public safety and enterprise wide communications equipment, and AVX Corporation. The “Solutions for Hope Project” was launched as a pilot initiative to source conflict-free tantalum from the DRC.

Through the Solutions for Hope Project, Motorola Solutions, AVX, and other stakeholders have created and tested a program of responsible sourcing of coltan - precursor to tantalum - from the DRC to promote economic stability of the area.

The Solutions for Hope Project’s unique approach to mineral sourcing in the region utilizes a closed-pipe supply line and a defined set of key suppliers – mines (including artisanal cooperatives), smelter/processor, component manufacturer and end user – identified in advance of initiating the project.

The Solutions for Hope Project is open for all companies including mining companies, smelters, component manufactures and product manufacturers (end-users) to join, and its success will be largely measured by the industry participation in the closed-pipe supply system. Currently, such leading technology companies as Foxconn, HP, Intel, Motorola Solutions, Motorola Mobility, Nokia, and Blackberry participate in the Solutions for Hope Project.

Following the success of the first closed pipe model Motorola Solutions and AVX Corporation announced on March 13, 2014 an expansion of Solutions for Hope to the Province of North Kivu, the conflict-prone area of the DRC. The innovative Solutions for Hope platform allows “conflict free” tantalum from the DRC to be used in Motorola Solutions and AVX products without the involvement of illegal armed groups. Tantalum is a material used to manufacture certain capacitors that enable electronic products and is derived from the mineral coltan, which is in rich supply in the DRC.

AVX Due Diligence Policy on Conflict Minerals

As a significant buyer and user of tantalum, AVX has long recognized the risks that may be associated with extracting, trading, handling, and exporting minerals from conflict-affected and high-risk areas. AVX also recognizes its responsibility to respect human rights and not to contribute to conflict. Accordingly, AVX has committed to adopt, disseminate and incorporate the provisions contained in our Due Diligence Policy on Conflict Minerals into our supplier contracts. This AVX policy supports our commitment to refrain from any action which contributes to the financing of conflict and, accordingly, we have committed to comply with relevant United Nations sanctions resolutions or, when applicable, domestic laws implementing such resolutions.

The AVX Due Diligence Policy guides our efforts in the following:

1.	Conducting thorough due diligence on our supply chains to ensure the material we use in our products does not contribute to conflict and associated human rights abuses;

2.	Working proactively with our suppliers to help them meet the requirements of this Policy – as well as any relevant labour and environmental standards;

3.	Providing our customers with clear information about the source of any actual or potential ‘conflict minerals’ in our products; and

4.

Supporting the development of best practice conflict minerals due diligence through our own activities and through our support of The Solutions for Hope Project and relevant international due diligence standards.

We communicate our Due Diligence Policy on Conflict Minerals to our suppliers and make it available publicly via our website: www.avx.com.

Management Systems

AVX has established a management team and relevant system for conflict minerals. Our management team includes subject matter experts from relevant functions such as purchasing, legal, manufacturing and accounting.  The team of subject matter experts are responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in electronic component manufacturing and other sectors. Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all AVX employees, our Due Diligence Policy on Conflict Minerals, and a supplier conflict minerals contract clause.

Supply Chain and Risk Management

AVX’s supply chain is comparatively unique, as it includes both upstream (mine to smelter) minerals obtained from mines and downstream (smelter to product) minerals obtained via suppliers or smelters. Consequently, AVX has developed two approaches to due diligence:

•

AVX’s upstream due diligence measures are based on the OECD Framework. Tantalum materials sourced from Covered Countries are independently audited by a Conflict Free Smelter Program approved validation scheme and traceability program, which tracks material from Validated mine site to Validated smelter.

•

AVX’s downstream due diligence measures are based on a multi-industry initiative – the Electronics Industry Citizenship Coalition (“EICC”) Conflict Free Smelter Program - which ensures that smelters and refiners of conflict minerals are DRC conflict free.

The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to verify the origin of the ores.

AVX has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.  As part of our risk management plan, we work proactively with our suppliers to help them meet the requirements of our Due Diligence Policy on Conflict Minerals Policy to ensure suppliers understand our expectations.

As described in our Due Diligence Policy on Conflict Minerals, we engage our suppliers to determine if they may be supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.

Due Diligence Measures

AVX has designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2013) (“OECD Framework”) and related supplements for each of the conflict minerals.

In accordance with Rule 13p-1, AVX undertook due diligence to determine whether the necessary conflict minerals in AVX products were or were not “DRC conflict free.”  AVX has not, however, conducted an independent private sector audit (“IPSA”) of its supply chain.

AVX’s due diligence measures in calendar year 2013 included:

•

Conducting a supply-chain survey with direct suppliers using the Electronics Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners who contribute refined conflict minerals to AVX Products.

•

Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict free” designation (“Validated”), such as EICC/GeSI Conflict Free Smelter (“CFS”) designation. This program documents the tantalum, tin, tungsten and gold smelter facilities that participate in an independent third party smelter audit.

As a result of our due diligence efforts, AVX has concluded in good faith that during 2013 and with respect to the necessary conflict minerals that originated or may have originated from the Covered Countries:

•	100% of tantalum material inputs, which comprise approximately 93% of AVX’s conflict minerals spend, has been verified DRC conflict free.

•

Gold, tin and tungsten, which comprise approximately 4%, 3% and 0.1%, respectively, of AVX’s total conflict minerals spend are “DRC conflict undeterminable” (as defined), although AVX notes that some portion of these materials may derive from Outside the Supply Chain (as defined), and, therefore, these percentages represent the upper limit of materials that are DRC conflict undeterminable.

Additionally, as a result of AVX’s due diligence efforts to date, AVX has identified 142 supply-chain smelters in total, of which 50 smelters representing 71 facilities are CFS validated, Responsible Jewelry Council (“RJC”) or the London Bullion Market Association (“LBMA’) certified:

•	22 tantalum processors, all of which are CFS validated
•	49 gold refiners, 40 of which are CFS, RJC or LBMA audited and certified.
•	57 tin smelters, 13 of which are CFS validated and 14 are actively seeking compliance certification
•	14 tungsten smelters, none of which is validated.

Approximately 97% of AVX’s conflict minerals spend is with smelters who are either CFS validated or RJC or LBMA audited and certified.

AVX Conflict Minerals Disclosure Statement

On the basis of the due diligence measures described above, AVX has determined that its tantalum inputs would be deemed to be DRC conflict free. However, AVX is unable to determine whether or not tin, gold and tungsten, which may be used to manufacture AVX’s manufactured or distributed products, are DRC Conflict Free. Therefore, all products, including tantalum products, which may contain these metals, are considered to be DRC conflict undeterminable. AVX is making this determination because it does not have sufficient information from tin, gold and tungsten suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. AVX further notes that it has determined that no due diligence measure or combination of measures currently available could further determine the status of tin, gold, and tungsten incorporated into its products.

Because of this lack of information, AVX is unable to determine and to describe the facilities used to process those necessary conflict minerals or their country of origin. AVX’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

Ongoing Activities

AVX intends to undertake the following steps during the next compliance period in calendar year 2014 to improve the due diligence conducted to further mitigate the risk that its necessary conflict minerals do not benefit armed groups, including:

•	Increasing the response rate of suppliers’ smelter surveys;

•

Engaging our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

•

Contacting smelters identified as a result of the Reasonable Country of Origin Inquiry (“RCOI’) process and requesting their participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program; and

•	Comparing RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.